

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Prasad Gundumogula
Chief Executive Officer
Mondee Holdings, Inc.
10800 Pecan Park Blvd.
Suite 315
Austin, Texas 78750

> **Re: Mondee Holdings, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed July 22, 2022**
> **File No. 333-266277**

Dear Mr. Gundumogula:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-1

Prospectus Cover Page, page 0

1. Disclose the per-security price that the selling securityholders paid for each security (including common stock, warrants, or units overlying such securities) which you identify in the first paragraph as being registered for resale.

2. Disclose the exercise price of the warrants compared to the current market price of the underlying Class A common shares. You state that the warrants are out the money, so please also disclose in the prospectus summary, risk factors, MD&A, and use of proceeds sections the likelihood that warrant holders will not exercise their warrants and that cash proceeds associated with the exercises of the warrants are dependent on the stock price.

3.   We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please also disclose that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock.

Risk Factors
If we fail to comply with the listing requirements of Nasdaq, we would face possible delisting, page 44

4.   Please provide updated disclosure regarding the status of the possible delisting of your securities.

The securities being offered in this prospectus represent a substantial percentage of the outstanding New Mondee Common Stock, page 46

5.   Revise to disclose in the penultimate paragraph the precise purchase price of the securities being registered for resale and that even though the current trading price is below the SPAC IPO price, the private investors could have an incentive to sell because they will still profit on sales because of the lower price at which they purchased their shares.

6.   We note the disclosure that you may choose to release one or more Selling Securityholders from the applicable lock-up periods, if you determine it is in your stockholders' and your best interests, which would allow for earlier sales of shares of New Mondee Common Stock in the public market, which could have a negative impact on the price of New Mondee Common Stock. As appropriate, please update your disclosure to disclose whether you have released one or more Selling Securityholders from the applicable lock-up periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

7.   Please update the financial information here, and other relevant portions of your filing, to include the interim financial statements for the six months ended June 30, 2022.

8.   You disclose at page 82 that you believe that current cash and cash equivalents, as well as the proceeds from the Business Combination will be sufficient to fund your operations for at least the next 12 months. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, update your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

9.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that your CEO Prasad Gundumogula controls 83.1% of the outstanding shares, and upon expiration of certain lock-up restrictions entered into in connection with the Business Combination that will expire six months following the Business Combination, will be able to sell any or all of such shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

10.   Revise your prospectus to disclose the price that each selling securityholder paid for the Class A common stock and warrants being registered for resale. Highlight any differences in the current trading price, the prices at which that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Lee, Esq., of Reed Smith LLP